UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Easterly Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27616L 102

(CUSIP Number)

Avshalom Kalichstein

Easterly Acquisition Sponsor, LLC

138 Conant StreetBeverly, MA 01915

Telephone: (617) 303-4800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
David Cody

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Easterly Acquisition Sponsor, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
OO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed on July 29, 2015 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on June 30, 2017 (“Amendment No. 1”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Easterly Acquisition Corp., a Delaware corporation (the “Issuer”). This Amendment No. 2 is being filed (i) to correct the share ownership in the tables above and (ii) to amend and update Item 5 and Item 6 to provide additional information as set forth below. Terms not otherwise defined herein are defined in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended to state the following:

The Sponsor owns 4,928,000 shares of Common Stock and may be deemed to beneficially share the power to vote and dispose of such 4,928,000 shares, which represent 19.9% of the Common Stock outstanding.

Avshalom Kalichstein, Darrell Crate and David Cody may be deemed to beneficially own and share the power to vote and dispose of the 4,928,000 shares of Common Stock owned by the Sponsor, by virtue of Messers. Kalichstein, Crate and Cody together holding sole voting and investment power over shares of Common Stock held by the Sponsor. Such Common Stock represents 19.9% of the Common Stock outstanding.

All percentages Common Stock outstanding contained herein are based on 25,000,000 shares of Common Stock outstanding as of May 5, 2017.

Other than the agreement described in Item 6, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the shares of Common Stock in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended to add the following:

On July 26, 2017, the Sponsor entered into an agreement with an investor to sell to such investor 12,000 shares of Common Stock at $0.005 as of and contingent upon the Closing (as defined in Amendment No.1). The agreement to sell these shares to the investor is consistent with the terms set forth in the Sponsor Letter described in and filed as an Exhibit to Amendment No.1.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017	EASTERLY ACQUISITION SPONSOR, LLC

	By:	/s/ Darrell Crate
	Name:	Darrell Crate
	Title:	Managing Director

Dated: July 31, 2017

	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein

Dated: July 31, 2017

	By:	/s/ Darrell Crate
	Name:	Darrell Crate

Dated: July 31, 2017

	By:	/s/ David Cody
	Name:	David Cody